UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

_______________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Changes in the Syngenta Board of Directors”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Joint media release

Basel, Switzerland, April 26, 2017

Changes in the Syngenta Board of Directors

ChemChina and Syngenta today announced changes relating to the new Board of Directors of Syngenta following the closing of the ChemChina transaction.

Four of Syngenta’s existing Board members will become Independent Directors with effect from the change of control, which will take place on 18 May subject to acceptance of the ChemChina offer by at least 67 percent of all Syngenta shares.

The Independent Directors are:

Michel Demaré, Vice Chairman and Lead Independent Director (Swiss/ Belgian)

Jürg Witmer (Swiss)

Eveline Saupper (Swiss)

Gunnar Brock (Swedish)

The Independent Directors will be proposed for re-election at the Annual General Meeting to be held on 26 June. At the same time four Directors will be proposed for election upon nomination by ChemChina:

Ren Jianxin, Chairman (Chinese)

Chen Hongbo (Chinese)

Olivier T. de Clermont-Tonnerre (French)

Dieter A. Gericke (Swiss)

As specified in the Offer Prospectus, the Independent Directors have no affiliation with ChemChina or its affiliates. Certain matters, such as any reduction in Syngenta’s R&D budget below a specified level and any change in the location of its headquarters, require the affirmative vote of at least two Independent Directors. Further details are available in the Offer Prospectus.

Syngenta and ChemChina – April 26th, 2017 / Page 1 of 4

As of the end of the AGM on 26 June four members of Syngenta’s current Board of Directors – Vinita Bali, Eleni Gabre-Madhin, David Lawrence and Stefan Borgas – will step down.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

About ChemChina

ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 234th position among the Fortune Global 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, United Kingdom, Israel, Italy and Germany, etc. To learn more visit www.chemchina.com and www.chemchina.com/press.

Disclaimer

This press release is not an offer to purchase or a solicitation of an offer to sell any securities.

Additional information and where to find it

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities is only made pursuant to the Swiss offer prospectus and the offer to purchase and other documents relating to the U.S. offer that have been filed with the US Securities and Exchange Commission (“SEC”). At the time the US Public Tender Offer was commenced, ChemChina and a designated direct or indirect subsidiary filed a tender offer statement on Schedule TO with the SEC and thereafter, the company filed a solicitation/recommendation statement on Schedule 14d-9 with respect to the offer. Investors and security holders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by ChemChina and the company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-F filed on February 16, 2017 as well as the tender offer documents filed by the offeror and the solicitation/recommendation statement filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta and ChemChina – April 26th, 2017 / Page 2 of 4

Profiles of new Board members

Ren Jianxin

Ren Jianxin is Chairman of China National Chemical Corporation (ChemChina) since 2014. Previously, he served as President of ChemChina from 2004 to 2014.

Prior to joining ChemChina, he was President of China Bluestar Group (formerly China Bluestar Chemical Cleaning Group) from 1989 to 2004. During this time, he assumed other parallel positions such as Vice President of China Haohua Group (1995–1998) and Vice President of China Chemical Equipment Company (1993–1995). From 1982 to 1989 he worked as Youth League President in the Chemical Machinery Institute affiliated to the Chinese Ministry of Chemical Industries and also as President of the Chemical Cleaning Company.

Ren Jianxin is currently Chairman of Pirelli. Previously, he served as Chairman of China Bluestar Group (both non-listed companies).

He holds a Master Degree in Economics for Business and Management from Lanzhou University in China.

Chen Hongbo

Chen Hongbo is Chief Strategy Officer of China National Agrochemical Corporation (CNAC) since 2014.

After joining CNAC in 2005, he held various senior positions, including Assistant President and Chief Strategy Officer (2008–2014) and Director of the Planning Department (2005–2008). From 2000 to 2005 he was Senior Engineer and Project Manager at the China National Petroleum and Chemical Planning Institute. From 1998 to 2000 he worked at the Planning Department of China National Petroleum Administration Authority. From 1994 to 1998 he worked at the Chinese Ministry of Chemical Industries, holding positions in the Planning Department and the Planning Institute.

Chen Hongbo is currently Secretary of the Board of ADAMA (non-listed company). Previously, he served as Director of Hechi Chemicals (listed company), Director of Huaihe Chemicals and Director of Anpong Electrochemicals (both non-listed companies).

He holds a Bachelor Degree in Fine Chemicals and Engineering Management from Tianjin University and an MBA from Tsinghua University in China.

Olivier T. de Clermont-Tonnerre

Olivier T. de Clermont-Tonnerre is Chief Strategy and Corporate Development Officer at China National Bluestar (Bluestar), a subsidiary of China National Chemical Corporation (ChemChina). Previously, he was Chief Executive Officer of Bluestar Silicones from 2007 to 2011.

Before joining Bluestar, he was (2001–2007) a member of the Rhodia Executive Committee and CEO of Rhodia Silcea grouping three Rhodia Enterprises (Silicones, Silica and Rare-Earth). Most of his early professional experience has been in the Rhône-Poulenc Group, based in France or in the USA, among others as CEO Surfactant and Specialties, CEO Food Additives and member of the Rhône-Poulenc Inc. Operational and M&A Committees.

Within the ChemChina Group, Olivier T. de Clermont-Tonnerre is a member of the Board of Directors of Bluestar and its two subsidiaries Elkem and REC Solar. Besides, he is also a member of the Board of Directors of the Nouvel Institut Franco-Chinois de Lyon.

He holds a degree in Chemical Engineering from Toulouse University, a License in Economics from Paris-Nanterre University and an MBA from INSEAD in Fontainebleau.

Syngenta and ChemChina – April 26th, 2017 / Page 3 of 4

Dieter A. Gericke

Dieter A. Gericke is a partner at the law firm Homburger AG in Zurich since 2004, where he heads the Corporate/M&A practice team as well as the China Focus Group.

Before joining Homburger in 2000, he worked as a foreign associate with Hale and Dorr LLP in Boston. Previously, he held positions as a law clerk at the district court of Meilen (Zurich) and as an associate in another Zurich law firm.

Dieter A. Gericke is a member of the Board of Directors of Homburger AG, Zurich, and, since many years, of the Board of Directors of Gericke Holding AG, Regensdorf, a private industrial group. He is a member of the International Bar Association's Corporate|M&A and Securities Law Committees, currently serving as Vice-Chairman of the latter.

He obtained a law degree and a doctorate degree from the University of Zurich and an LL.M. from Harvard Law School. He is an attorney-at-law admitted to all courts of Switzerland.

Syngenta and ChemChina – April 26th, 2017 / Page 4 of 4

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	April 26, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration